Filed Pursuant to Rule 433

Registration No. 333-229627

CSX Corporation

PRICING TERM SHEET

December 1, 2020

$500,000,000 2.500% Notes due 2051 (the “Notes”)

Issuer:	CSX Corporation

Expected Ratings*:	Baa1 / BBB+

Security:	2.500% Notes due 2051

Size:	$500,000,000

Maturity Date:	May 15, 2051

Coupon:	2.500%

Interest Payment Dates:	May 15 and November 15 of each year, commencing on May 15, 2021 (short first coupon)

Price to Public:	99.199%

Benchmark Treasury:	UST 1.375% due August 15, 2050

Benchmark Treasury Price and Yield:	92-23;1.688%

Spread to Benchmark Treasury:	+ 85 bps

Yield to Maturity:	2.538%

Make-Whole Call:	T + 15 bps

Par Call:	Within six months prior to the maturity date

Trade Date:	December 1, 2020

Expected Settlement Date**:	December 10, 2020 (T+7)

CUSIP / ISIN:	126408 HT3 / US126408HT35

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Senior Co-Managers:	Credit Suisse Securities (USA) LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC UBS Securities LLC

Co-Managers:	PNC Capital Markets LLC Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

**We expect that delivery of the Notes will be made against payment therefor on or about December 10, 2020, which will be the seventh business day after the date hereof. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before their date of delivery, by virtue of the fact that the Notes will settle in seven business days, should specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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